

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2013

Via E-mail
Albert Chen
Chief Financial Officer
China Cord Blood Corporation
48th Floor, Bank of China Tower
1 Garden Road, Central
Hong Kong, S.A.R.

> Re: **China Cord Blood Corporation**
> **Form 20-F for Fiscal Year Ended March 31, 2012**
> **Filed July 31, 2012**
> **Response Dated April 16, 2013**
> **File No. 001-34541**

Dear Mr. Chen:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2012

Item 5. Operating and Financial Review and Prospects, page 68

Critical Accounting Policies, page 77

Revenue Recognition, page 77

1. We note your response to comment five of our letter dated March 19, 2013. Please provide us with the text of your disclosure to be included in future filings to discuss the change from 18 months to 24 months. In your disclosure, please indicate when the change was made and discuss the effects of this change on your financial position and results of operations.

<u>Valuation of Inventories, page 78</u>

2.   We note in your response to comment six of our letter dated March 19, 2013 that you believe the donated cord blood units represent one category and component of inventory. Please further explain to us why you believe that the donated units represent one end-product category for purposes of measuring your inventory at lower of cost or market. In your response, please discuss how you considered the apparent difficulty of finding a matching unit from third parties (page 55) and the unique characteristics of each donated unit that does not allow for the simple substitution of one donated unit with another donated unit to arrive at your conclusion that the donated units represent one end-product category.

3.   We note in your response to comment six of our letter dated March 19, 2013 that approximately 13,970 of the 21,125 donated units will not be successfully matched within their estimated useful life of 20 years. It appears to us that such inventory may be considered obsolete or excessive based upon your future sales estimates for donated units. Please explain to us how you identify and consider whether specific inventory is obsolete or excessive to fulfill your future sales estimates, and tell us why you believe that none of your donated units are obsolete or excessive. Also tell us how you account for inventory that is identified as obsolete or excessive and cite the authoritative accounting guidance that you follow.

You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding these comments.

Sincerely,

/s/ Melissa N. Rocha for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining